NO ACT

DC
PE
2-29-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08042802

Received SEC
MAR 18 2008
Washington, DC 20549

March 18, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/18/2008

Brian J. Henchey
Baker Botts LLP
2001 Ross Avenue
Dallas, TX 75201-2980

Re: Centex Corporation
Incoming letter dated February 29, 2008

Dear Mr. Henchey:

This is in response to your letter dated February 29, 2008 concerning the shareholder proposal submitted to Centex by the Nathan Cummings Foundation and Catholic Health East. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

PROCESSED
MAR 28 2008
THOMSON
FINANCIAL

B

cc: Laura J. Shaffer
Director of Shareholder Activities
The Nathan Cummings Foundation
475 Tenth Avenue, 14th Floor
New York, NY 10018

cc: Kathleen Coll, SSJ
Administrator, Shareholder Advocacy
Catholic Health East
System Office
3805 West Chester Pike
Suite 100
Newtown Square, PA 19073-2304

BAKER BOTTS L.L.P.

2001 ROSS AVENUE
DALLAS, TEXAS
75201-2980

TEL +1 214.953.6500
FAX +1 214.953.6503
www.bakerbotts.com

AUSTIN
DALLAS
DUBAI
HONG KONG
HOUSTON
LONDON
MOSCOW
NEW YORK
RIYADH
WASHINGTON

RECEIVED
2008 MAR -3 PM 3:48
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 29, 2008

Brian J. Henchey
TEL +1 214.953.6576
FAX +1 214.661.4576
brian.henchey@bakerbotts.com

BY HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Stockholder Proposal submitted by The Nathan Cummings Foundation and Catholic Health East*
Securities Exchange Act-Rule 14a-8

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), we hereby give notice on behalf of Centex Corporation, a Nevada corporation (the "**Company**"), of the Company's intention to omit from its proxy statement and form of proxy for its 2008 annual meeting of stockholders (collectively, the "**2008 Proxy Materials**") a stockholder proposal and statement in support thereof (the "**Proposal**") submitted to the Company by The Nathan Cummings Foundation under the cover of letter dated February 1, 2008 and co-filed by Catholic Health East (both organizations are collectively referred to herein as the "**Proponent**"). A copy of the Proposal is attached hereto as Exhibit A.

The Company expects to file the definitive 2008 Proxy Materials with the Commission on or about June 11, 2008. Accordingly, as contemplated by Rule 14a-8(j), this letter is being filed with the Commission more than 80 calendar days before the date upon which the Company expects to file the definitive 2008 Proxy Materials.

Pursuant to Rule 14a-8(j), we are enclosing herewith six copies of each of this letter and the accompanying exhibits. In accordance with Rule 14a-8(j) and the instructions contained in the letters accompanying the Proposal, a copy of this submission is being forwarded simultaneously to the Proponent. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper. We have been advised by the Company as to all factual matters set forth herein.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "**Staff**"). Accordingly, we are taking this opportunity to inform the Proponent that if it elects to submit additional correspondence to the

Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that the Company's board of directors "adopt quantitative goals, based on available technologies, for reducing total greenhouse gas emissions from the Company's products and operations and report to shareholders by December 31, 2008, on its plans to achieve these goals." In addition, the Proposal includes a supporting statement that emphasizes "energy efficiency improvements in residential dwellings as a potential source of emissions reduction" through "[t]he adoption of available technologies (including high-efficiency building shells, compact fluorescent lighting and high-efficiency water heating)."

DISCUSSION

As set forth more fully below, the Company believes that it may properly omit the Proposal from its 2007 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the conduct of the Company's ordinary business operations. Specifically, the Proposal's focus on the adoption of "quantitative goals" oversteps the line between matters of social policy that may be properly presented to the stockholder and micro-management of the business of the Company. Further, the process of identifying, measuring and tracking the requested quantitative goals moves the scope of the requested effort firmly into the realm of the types of risk assessment historically excluded from proxy disclosure by the Staff. We note that the Staff has recently denied relief to two no-action requests from homebuilders regarding climate change proposals. *See* Pulte Homes, Inc. (February 11, 2008); KB Home (January 23, 2008). These two proposals, however, requested reports on the mere "feasibility of . . . developing policies" that would minimize greenhouse gas ("**GHG**") emissions and minimize impacts on climate change—a substantially different type of undertaking and associated level of effort than the Proposal's directive to set quantitative goals for the Company's reduction in GHG emissions.

As a background matter, Rule 14a-8(i)(7) under the Exchange Act permits the exclusion of a stockholder proposal that deals with matters relating to a company's "ordinary business" operations. In 1998, the Commission clarified that the policy underlying this exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release No. 34-40018 (May 21, 1998) (the "**1998 Release**"). The Commission described the two "central considerations" underpinning the exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. *Id.* The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which the shareholders, as a group, would not be in a position to make an informed judgment." *Id.* In addition, the Staff has indicated that where a proposal requests a report on a specific aspect of the registrant's business, the Staff will consider whether the subject matter of the proposal relates to the conduct of ordinary business operations. Where it does, such proposal, although only requiring the preparation of a report, will be excludable. SEC Release No. 34-20091 (August 16, 1983).

A. The Proposal May Be Omitted for Relating to the Ordinary Business Matter of Evaluating Risk.

In 2005, the Staff issued Staff Legal Bulletin No. 14C (June 28, 2005) ("**SLB 14C**") to allow companies to better assess whether stockholder proposals related to environmental or public health issues may be excluded from proxy materials under Rule 14a-8(i)(7). Specifically, in Section D.2. of SLB 14C, the Staff stated:

> "To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities <u>that the company faces as a result of its operations that may adversely affect the environment</u> or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk.
>
> To the extent that a proposal and supporting statement focus on <u>the company minimizing or eliminating operations that may adversely affect the environment</u> or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7)." (emphasis added).

We believe the Proposal is excludable under Rule 14a-8(i)(7) because the exercise of identifying, measuring and tracking "quantitative goals . . . to reduce GHG emissions from the Company's products and operations" necessarily involves an assessment of the risks and liabilities attendant to the operation of the Company's residential construction business inasmuch as they relate to the costs and benefits of implementing energy efficient building technologies. The Proposal intentionally and impermissibly mandates such an assessment by requiring the adopted goals be quantitative in nature. During the course of establishing such quantitative goals, the Company will be required to perform cost/benefit analyses and risk assessments to measure the potential detrimental impact to the Company's business based on its pursuit of such goals.

Section D.2. of SLB 14C discusses two principal no action letters addressing the evaluation of risks relating to environmental or public health issues. First, in <u>Xcel Energy, Inc.</u> (Apr. 1, 2003), the Staff granted relief under Rule 14a-8(i)(7), allowing Xcel to exclude a proposal because the proposal requested a report on the economic risks of Xcel's prior, current and future emissions of carbon dioxide and other substances. The Xcel proposal requested the report to address, among other things, "the economic benefits of committing to a substantial reduction of those emissions related to its current business activities." This directly correlates with the Proposal's focus on "quantitative goals . . . for reducing total greenhouse gas emissions from the Company's products and operations." We believe that the Proponent is attempting to short-circuit the Staff's guidance regarding the impermissibility of risk assessments by requesting a report that directs the Company to achieve goals that cannot be quantified until completion of a risk assessment. Similar attempts to request backdoor risk assessments from homebuilders regarding climate change have been consistently excluded by the Staff in the last two years. *See* Centex Corporation (May 14, 2007) (excluding a proposal requesting a report on "how the company is responding to rising regulatory, competitive and public pressure to address climate change" as an evaluation of risk relating to the company's ordinary business); Pulte Homes, Inc. (March 1, 2007) (excluding a proposal requesting a report on the company's "response to rising regulatory, competitive, and public pressure to increase energy efficiency" as an evaluation of risk relating to the company's ordinary business); Standard Pacific Corporation (January 29, 2007) (excluding a proposal requesting a report on the company's "response to rising regulatory, competitive, and public pressure to increase energy efficiency" as an evaluation of risk relating to the company's ordinary business); The Ryland Group, Inc. (February 13, 2006) (excluding a proposal requesting a report on the company's "response to rising regulatory, competitive, and public pressure to increase energy efficiency" as an evaluation of risk relating to the company's ordinary business).

In the second letter referenced in SLB 14C, Exxon Mobil Corp. (Mar. 18, 2005), the Staff did not concur that the company could exclude the submitted proposal under Rule 14a-8(i)(7). In Exxon Mobil Corp., the Exxon stockholder requested a report on specific environmental damage that would result from Exxon drilling for oil and gas in certain protected areas. The Proposal is distinguishable because the Company is a diversified homebuilder, and the Proposal does not focus on the Company exiting or minimizing any portion of its home building operations that produce GHG emissions, as in Exxon Mobil Corp. Instead, the Proposal requests "quantitative goals" that cannot be established without the Company initially conducting a Company-wide internal assessment of its operations to determine the risks, costs, benefits and liabilities that the Company would face in adopting various available technologies. In this regard, careful drafting of the Proposal to eliminate any reference to "risks" or "liabilities" should not be sufficient to distract from the internal assessment of risks, costs, benefits and liabilities that the Company would face in establishing the "quantitative goals" requested in the Proposal.

In short, the Company believes that the Proposal concentrates on the Company's fundamental day-to-day business operations and involves a matter that requires an internal assessment of the risks and liabilities of the daily operations of the Company in its numerous geographies. Moreover, the Proposal probes "deeply into matters of a complex nature upon which the shareholders, as a group, would not be in a position to make an informed judgment." *See* the 1998 Release. Finally, a proposal may be excluded in its entirety when it addresses ordinary business matters even if it also touches upon a policy matter. The fact that the Proposal mentions GHG emissions and climate change does not remove it from the scope of Rule 14a-8(i)(7) because the Proposal fundamentally addresses the benefits, risks and liabilities the Company faces by requiring that the Company adopt quantitative goals for GHG emissions reduction. Accordingly, based on the foregoing and in view of the consistent position of the Staff on prior proposals relating to similar issues, the Company believes that it may properly omit the Proposal under Rule 14a-8(i)(7).

B. The Proposal May be Omitted for Relating to the Ordinary Business Matter of Choice of Technologies.

While the Proponent also includes GHG emissions in its general discussion of "climate change," the introductory statement admits that the "residential end-use" of homes by homeowners results in a high proportion of GHG emissions. What is not mentioned by the Proponent is the equally important point that GHG emissions associated with the actual construction of homes is relatively small. Thus, with respect to GHG emissions, the Proposal is seeking to "micro-manage" the affairs of the Company by attempting to impose certain types of technologies on the business operations of the Company to reduce GHG emissions by the residential end-users of the Company's homes. In fact, the introductory statement provides that "'[t]he adoption of available technologies (including high-efficiency building shells, compact fluorescent lighting, and high efficiency water heating) would cut ... end-use demand.'" The Company's choice of building technologies and materials in homes is not an appropriate subject matter for stockholder consideration.

For the Company specifically, the evaluation and selection of product offerings and technologies used involves complex analysis and decision making with respect to a wide array of considerations relating to, among others, highly technical mechanical and structural issues associated with the use of new technologies, choice of suppliers, cost and pricing considerations, evaluation of customer demand for specific products, evaluation of current market conditions and other competitive factors, all of which are business issues of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment, and which should not be subject to "micro-management" by the Company's stockholders. The Company believes that the Proposal is precisely the type of report involving ordinary business activities noted by the Commission in the 1998 Release and SLB 14C as falling within the ordinary business operations of the Company.

Judgment concerning the selection of products to be sold and raw materials to be used are inherently based on complex business considerations that are outside the knowledge and expertise of stockholders and fall within the Company's ordinary business operations. The Staff has concurred with this view in numerous no-action requests. *See, e.g.* Walgreen Co. (October 13, 2006) (permitting exclusion of a proposal requesting a report on the use of carcinogens and harmful chemicals in the company's private label cosmetics and personal care products lines and describing options for using safer alternatives; Wal-Mart Stores, Inc. (March 24, 2006) (permitting exclusion of a proposal requesting a report evaluating the company's policies and procedures for minimizing customers' exposure to toxic substances in products); Seaboard Corporation (March 3, 2003) (permitting exclusion of proposal requesting a report on use of antibiotics by company's hog suppliers); Kmart Corporation (February 23, 1993) (permitting exclusion of a proposal that a company subsidiary stop sales of violent and/or sexually explicit literature and media); and The Kroger Co. (March 23, 1992) (permitting exclusion of a proposal relating to products and product lines retailed by the company including the choice of processes and supplies used in the preparations of its products).

Further, the Staff has granted relief under 14a-8(i)(7) on a number of occasions where a stockholder proposal related to a company's choice of technologies, including International Business Machines Corporation (January 6, 2005) (permitting exclusion of a proposal requesting the company to employ specific technology in its software); WPS Resources Corporation (February 16, 2001) (permitting exclusion of a proposal requesting that a utility company develop new co-generation facilities and other technologies and improve energy efficiency); and Union Pacific Corporation (December 16, 1996) (granting relief under Rule 14a-8(i)(7) to exclude a proposal requesting a report on the development and adaptation of a new railroad safety technology). The Proponent's request for the adoption of quantitative goals, based on available technologies, for the reduction of GHG emissions from the Company's products and operations clearly deals with issues and considerations that directly and indirectly involve the Company's choice of products, building technologies and raw materials; evaluation of costs and revenues or losses associated with the implementation of such products; technologies and materials, and other ordinary business operations. The ability to make these types of decisions has been previously recognized by the Staff as being fundamental to management's ability to control the operations of the Company, and, as such, is not appropriately transferred to the Company's stockholders.

In relation to the complex, detailed decision-making processes and judgments associated with selecting and implementing specific technologies, the Company's management should have full flexibility and latitude to balance all proper criteria that it deems relevant, including social and environmental factors as well as business, operational, profitability and other factors. In summary, the Company's choice of building technologies and designs is not an appropriate subject for stockholder consideration, and the Proposal should be excludable as part of the Company's ordinary business choice of technology.

* * *

Based on the foregoing, the Company believes that the Proposal may properly be excluded from its 2008 Proxy Materials under Rule 14a-8(i)(7), as it deals with the ordinary business operations of the Company both by focusing on an inappropriate subject matter, the internal assessment of risk, and seeking to micro-manage the Company by imposing a choice of technology on the Company.

Staffs Use of Facsimile Numbers for Response

Pursuant to Staff Legal Bulletin 14C, in order to facilitate transmission of the Staff's response to our request during the highest volume period of the stockholder proposal season, our facsimile number is (214) 661-4576 and facsimile numbers of the Proponent are set forth below.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. If the Staff does not concur with the positions of the Company discussed above, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

Please call the undersigned at (214) 953-6576 if you should have any questions or need additional information. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it to our messenger.

Sincerely,

Brian J. Henchey

Enclosure

cc: Drew F. Nachowiak
Vice President and Assistant General Counsel
Centex Corporation
2728 North Harwood
Dallas, Texas 75201-1516
Fax: (214) 981-6866

Lance E. Lindblom
Laura J. Shaffer
The Nathan Cummings Foundation
475 Tenth Avenue, 14th Floor
New York, New York 10018
Fax: (212) 787-7377

Kathleen Coll
Catholic Health East
3805 West Chester Pike
Suite 100
Newtown Square, PA 19073-2304
Fax: (610) 355-2050

EXHIBIT A

THE · NATHAN · CUMMINGS · FOUNDATION

February 1, 2008

James R. Peacock III
VP, Deputy General Counsel & Secretary
Centex Corporation
2728 N. Harwood Street
Dallas, Texas 75201

Dear Mr. Peacock:

The Nathan Cummings Foundation is an endowed institution with approximately $535 million of investments. As a private foundation, the Nathan Cummings Foundation is committed to the creation of a socially and economically just society and seeks to facilitate sustainable business practices by supporting the accountability of corporations for their actions. As an institutional investor, the Foundation believes that the way in which a company approaches major public policy issues has important implications for long-term shareholder value.

It is with these considerations in mind that we submit this resolution for inclusion in Centex Corporation's proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate an indication in the proxy statement that the Nathan Cummings Foundation is the primary proponent of this resolution. At least one representative of the filers will attend the stockholders' meeting to move the resolution as required by the rules of the Securities and Exchange Commission.

The Nathan Cummings Foundation is the beneficial owner of over $2,000 worth of shares of Centex Corporation stock. Verification of this ownership, provided by Northern Trust, our custodian bank, is included with this letter. We have continuously held over $2,000 worth of the stock for more than one year and will continue to hold these shares through the shareholder meeting.

If you have any questions or concerns about this resolution, please contact Laura Shaffer at (212) 787-7300. Thank you for your time.

Sincerely,

Lance E. Lindblom
President and CEO

Laura J. Shaffer
Director of Shareholder Activities

cc: Interfaith Center on Corporate Responsibility Members and Associates

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

The Intergovernmental Panel on Climate Change (IPCC) recently concluded that warming of the climate system is unequivocal and that human activity is the main cause. Debate surrounding climate change now focuses not on whether a problem exists but rather on the best means for abatement and adaptation.

The rise in average global temperatures resulting from climate change is expected to have significant adverse impacts. According to *Business Week*, many scientists agree that the warmer temperatures resulting from climate change are causing more powerful storms and perhaps intensifying extreme weather events including droughts and wild fires. Thermal expansion and melting ice sheets are expected to lead to rising sea levels, with significant implications for coastal communities. Rising temperatures will also impact fresh water supplies. California's Department of Water Resources, for instance, has stated that, "Adapting California's water management systems to climate change presents one of the most significant challenges for the 21st century."

Climate change also has important economic implications. The *Stern Review*, often cited as the most comprehensive overview of the economics of climate change, estimated that the cumulative economic impacts of climate change could be equivalent to a loss of up to 20% of average world-wide consumption if action is not taken quickly. A more general pronouncement in the IPCC's report, *Climate Change 2007: Impacts, Adaptation and Vulnerability*, observed that "Taken as a whole, the range of published evidence indicates that the net damage costs of climate change are likely to be significant and to increase over time."

According to the *Washington Post*, "Buildings are the largest source of the greenhouse-gas emissions that are causing global warming, and in the United States, half of building-related emissions are from houses." The EPA estimates that the residential end-use sector accounted for 21% of CO2 emissions from fossil fuel combustion in 2005.

With residential end-use accounting for such a high proportion of GHG emissions stemming from fossil fuel combustion, a number of recent studies have focused on energy efficiency improvements in residential dwellings as a potential source of emission reductions. One recent study in *The McKinsey Quarterly* found that nearly a quarter of cost-effective GHG abatement potential involves efficiency-enhancing measures geared at reducing demand in the buildings and transportation sectors. A second McKinsey study concluded that the residential sector represents the single-largest opportunity to raise energy productivity, noting that, "The adoption of available technologies (including high-efficiency building shells, compact fluorescent lighting, and high-efficiency water heating) would cut … end-use demand for energy by 32 QBTUs in 2020, equivalent to 5 percent of global end-user demand in that year."

RESOLVED:
Shareholders request that the Board of Directors adopt quantitative goals, based on available technologies, for reducing total greenhouse gas emissions from the Company's products and operations and report to shareholders by December 31, 2008, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000

Northern Trust

February 1, 2008

To Whom It May Concern:

This letter will verify that the Nathan Cummings Foundation held 483 shares of Centex Corp. worth $12,751.20 as of January 30, 2008. The Nathan Cummings Foundation has held at least $2,000 worth of shares of Centex Corp. for more than one year and will continue to hold at least $2,000 worth of shares at the time of your next annual meeting.

The Northern Trust Company serves as custodian and record holder for the Nathan Cummings Foundation. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Laura Shaffer is a representative of the Nathan Cummings Foundation and is authorized to act in their behalf with respect to matters pertaining to this proposal.

Sincerely,

Frank Fauser
Vice President

Holdings for Nathan Cummings Foundation as of January 30, 2008

Custodian: Northern Trust Company

Account name	Account #	Asset Description	Shares	Market Value	Cusip	Symbol
N CUMMINGS	26-76461	Centex Corp	400.00	10,560.00	152312104	CTX
N CUMMINGS	26-91300	Centex Corp	83.00	2,191.20	152312104	CTX

CATHOLIC HEALTH EAST

SYSTEM OFFICE
3805 West Chester Pike
Suite 100
Newtown Square, PA 19073-2304
www.che.org
(610) 355-2000 (610) 355-2050 fax

February 8, 2008

James R. Peacock III
VP, Deputy General Counsel & Secretary
Centex Corporation
2728 N. Harwood Street
Dallas, Texas 75201

RE: Shareholder Proposal for 2008 Annual Meeting

Dear Mr. Peacock:

Catholic Health East is one of the largest Catholic health care systems in the U.S. As a faith-based investor, Catholic Health East seeks to reflect our Mission and Core Values as well as financial accountability in our investments.

We are extremely concerned about the issue of climate change caused by greenhouse gas (GHG) emissions. In addition we believe strongly in the importance of energy efficiency. Therefore, we are co-filing the enclosed proposal with the primary filer, Nathan Cummins Foundation represented by Laura Shaffer.

This resolution is for consideration and action by the shareholders at the next meeting and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14 a - 8 of the general rules and regulations of the Security and Exchange Act of 1934.

Catholic Health East is the beneficial owner of 55,476 shares of Centex stock which we have held for at least one year. Verification of our holdings from our custodian Northern Trust Company is enclosed. We will continue to hold the shares at least through the company's annual meeting.

Thank you for your attention.

Sincerely,

Sister Kathleen Coll, SSJ

Kathleen Coll, SSJ
Administrator, Shareholder Advocacy

cc: Laura Shaffer, Nathan Cummings Foundation
Leslie Lowe, Interfaith Center on Corporate Responsibility

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

February 1, 2008

Re Centex

Dear Sirs:

The Northern Trust Company as custodian for Catholic Health East confirms that as of January 31, 2008, Catholic Health East was the beneficial owner of 55,476 shares of Centex stock, and has continuously held a position in Centex for the past year.

Sincerely,

Gary Gustovich
Trust Officer

The Intergovernmental Panel on Climate Change (IPCC) recently concluded that warming of the climate system is unequivocal and that human activity is the main cause. Debate surrounding climate change now focuses not on whether a problem exists but rather on the best means for abatement and adaptation.

The rise in average global temperatures resulting from climate change is expected to have significant adverse impacts. According to *Business Week*, many scientists agree that the warmer temperatures resulting from climate change are causing more powerful storms and perhaps intensifying extreme weather events including droughts and wild fires. Thermal expansion and melting ice sheets are expected to lead to rising sea levels, with significant implications for coastal communities. Rising temperatures will also impact fresh water supplies. California's Department of Water Resources, for instance, has stated that, "Adapting California's water management systems to climate change presents one of the most significant challenges for the 21st century."

Climate change also has important economic implications. The *Stern Review*, often cited as the most comprehensive overview of the economics of climate change, estimated that the cumulative economic impacts of climate change could be equivalent to a loss of up to 20% of average world-wide consumption if action is not taken quickly. A more general pronouncement in the IPCC's report, *Climate Change 2007: Impacts, Adaptation and Vulnerability*, observed that "Taken as a whole, the range of published evidence indicates that the net damage costs of climate change are likely to be significant and to increase over time."

According to the *Washington Post*, "Buildings are the largest source of the greenhouse-gas emissions that are causing global warming, and in the United States, half of building-related emissions are from houses." The EPA estimates that the residential end-use sector accounted for 21% of CO_2 emissions from fossil fuel combustion in 2005.

With residential end-use accounting for such a high proportion of GHG emissions stemming from fossil fuel combustion, a number of recent studies have focused on energy efficiency improvements in residential dwellings as a potential source of emission reductions. One recent study in *The McKinsey Quarterly* found that nearly a quarter of cost-effective GHG abatement potential involves efficiency-enhancing measures geared at reducing demand in the buildings and transportation sectors. A second McKinsey study concluded that the residential sector represents the single-largest opportunity to raise energy productivity, noting that, "The adoption of available technologies (including high-efficiency building shells, compact fluorescent lighting, and high-efficiency water heating) would cut ... end-use demand for energy by 32 QBTUs in 2020, equivalent to 5 percent of global end-user demand in that year."

RESOLVED:
Shareholders request that the Board of Directors adopt quantitative goals, based on available technologies, for reducing total greenhouse gas emissions from the Company's products and operations and report to shareholders by December 31, 2008, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 18, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Centex Corporation
Incoming letter dated February 29, 2008

The proposal requests that the board adopt quantitative goals, based on available technologies, for reducing total greenhouse gas emissions from the company's products and operations, and report to shareholders on its plans to achieve these goals.

We are unable to concur in your view that Centex may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Centex may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

John R. Fieldsend
Attorney-Adviser

END